RPM INTERACTIVE, INC.

204 Neilson Street

New Brunswick, NJ 08901

June 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Stephen Kim
Adam Phippen Kelly Reed Lilyanna Peyser

RE:	RPM Interactive, Inc.
Registration Statement on Form S-1
File No. 333-288092

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), RPM Interactive, Inc., a Nevada corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-288092), initially filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2025 (the “Registration Statement”) together with all amendments and exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting to withdraw the Registration Statement because it has determined not to register, at this time, the contemplated resale of securities to which the Registration Statement relates. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement the Company may file with the Commission.

We request that the Commission issue an order granting the withdrawal of the Registration Statement and provide a copy thereof to our counsel Greg Carney of Sheppard, Mullin, Richter & Hampton LLP by email at gcarney@sheppard.com as soon as it is available.

Please contact Greg Carney of Sheppard, Mullin, Richter & Hampton LLP at (213) 617-4209 should you have any questions concerning this request.

Very truly yours,

RPM INTERACTIVE, INC.

By:	/s/ Michael Mathews
Name:	Michael Mathews
Title:	Chairman